        Exhibit 97
GRIFFON CORPORATION
CLAWBACK POLICY
The Board of Directors (the “Board”) of Griffon Corporation (the “Company”) has adopted this Clawback Policy (this “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standards”).
1.Definitions
For purposes of this Policy, the following capitalized terms shall have the meanings set forth in this Section 1:
(i)“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(ii)“Administrator” means the Compensation Committee of the Company’s Board of Directors or such other committee that may be appointed by the Board to administer this Policy.
(iii)“Board” means the Company’s Board of Directors.
(iv)“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by a Covered Executive (a) on or after the Effective Date that results from attainment of a Financial reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date, (b) after beginning service as a Covered Executive, (c) who served as a Covered Executive at any time during the applicable performance period for the applicable Incentive-based Compensation, (d) while the Company has a class of securities listed on a national securities exchange or a national securities association and (e) during the applicable Clawback Period.
(v)“Clawback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
(vi)“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
(vii)“Covered Executive” means the Company’s current and former president, principal financial officer, principal accounting officer (or if there is no such accounting officer,

the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Individuals employed by one of the Company’s subsidiaries shall be deemed Covered Executives under this Policy if they perform such policy making functions for the Company. For purposes of identifying Covered Executives, “policy-making” function is not intended to include policy-making functions that are not significant. Identification of a Covered Executive shall include at a minimum executive officers identified pursuant to 17 C.F.R. Section 229.401(b).
(viii)“Effective Date” means October 1, 2023.
(ix)“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
(x)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following measures): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A metric that is used to determine an amount of compensation need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission in order to be considered a Financial Reporting Measure.
(xi)“Incentive-Based Compensation” means any compensation that is granted, earned or vested based, wholly or in part, upon the attainment of a Financial Reporting Measure.
(xii)Incentive-Based Compensation is “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
2.Administration
The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, including, without limitation, to identify the Covered Executives that are subject to this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board, the Audit Committee of the Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibilities and authority. Subject to any limitation of applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
3.Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation Received by any Covered Executive, as calculated pursuant to Section 4 of this Policy, during the Clawback Period. Recovery under this Policy with respect to a Covered Executive shall not require the finding of any misconduct by such Covered Executive or any finding that such Covered Executive bore any level of responsibility for the accounting error or errors leading to the applicable Accounting Restatement.
4.Erroneously Awarded Compensation: Amount Subject to Recovery
The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Administrator, is the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Executive had it been determined based on the financial statements as prepared pursuant to the applicable Accounting Restatement. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.
With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.
With respect to Incentive-Based Compensation based on (or derived from) the Company’s stock price or TSR, in which the amount of Erroneously Awarded Compensation is not subject to mathematical calculation directly from the information in the applicable Accounting Restatement: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of such reasonable estimate and shall provide such documentation to the NYSE.
5.Method of Recoupment
The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation, (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.
The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
·The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on the expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the NYSE; or
·Recovery would likely cause a plan that is intended to be tax-qualified under Section 401(a) of the Code, under which benefits are broadly available to employees of the Company or any of its subsidiaries, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code or any regulations promulgated thereunder.
6.No Indemnification of Covered Executives
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.
7.Administrator Indemnification
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
8.Retroactive Application
The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 5 of this Policy, and subject to applicable law, the Administrator may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on, or after the Effective Date. This Policy shall replace and supersede any other clawback or compensation recoupment policy previously adopted or maintained by the Company or any of its subsidiaries, including any clawback rules under any applicable compensation plan, award or agreement.
9.Amendment; Termination
The Board or the Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by the NYSE or any other national securities exchange on which the Company’s securities are listed.

10.Other Recoupment Rights; Company Claims
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.
Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by such Covered Executive.
11.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
12.Governing Law; Venue
This Policy and all rights and obligations hereunder are governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles of any jurisdiction. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the United States District Court for the Southern District of New York or, if such court does not have valid jurisdiction over any such action, in the state courts located in New York County, New York.
13.Exhibit Filing Requirement
A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

[TO BE SIGNED BY THE COVERED EXECUTIVES1]

Acknowledgment of Griffon Corporation Clawback Policy
I, the undersigned, acknowledge and agree that I have received and reviewed a copy of the Griffon Corporation Clawback Policy (as it may be amended, restated, supplemented and or modified from time to time, the “Policy”) and that I am fully bound by, and subject to, all of the terms and conditions of the Policy. In the event of any inconsistency between the Policy and the terms of any existing agreement to which I am a party with the Company or any of its affiliates (including, without limitation, any employment agreement, outstanding equity awards, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid; collectively “Compensation Arrangements”), the terms of the Policy shall govern and supersede any terms of any Compensation Agreement that conflicts with the Policy. I further acknowledge and agree that any action taken by the Company or any of its affiliates, or any of its directors, officers, employees or agents, to fulfill the requirements of the Policy shall not be deemed a breach of any Compensation Agreement. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company in order to comply with the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy. Capitalized terms used but not defined in this acknowledgement shall have the meanings set forth in the Policy.
By:
[Name]    Date
[Title]
1 As defined in the Griffon Corporation Clawback Policy